Exhibit 99.2

March 14, 2008

Facsimile and Federal Express

SED International Holdings, Inc.
4916 North Royal Atlanta Dr.
Tucker, Georgia 30084
Attn: Board of Directors

Dear Members of the Board of Directors:

North & Webster Value Opportunities Fund, LP, together with certain other long-term shareholders of SED International Holdings, Inc. (the "Group"), currently own approximately 689,717 shares of Common Stock or 15% of SED International Holdings, inc. ("SED or the "Company"). As significant shareholders of SED, we are extremely dissatisfied with the current direction of the Company. We decided to send this letter publicly as a last resort since we believe that not only are our significant concerns as shareholders being ignored, but that management and the Board of Directors (the "Board") are taking actions that are anti-ethical and opposed to the best interests of shareholders.

Specifically, we feel that problems relating to the current management of SED and the composition and operation of the Board are severely depressing the price of the Company's Common Stock. We urge the Board to immediately appoint two independent shareholder representatives who will ensure that all actions are taken with the best interests of all shareholders in mind and who will hold management accountable for its poor performance.

In the past, we have privately contacted SED and members of the Board to discuss significant concerns regarding the Company's execution of its current business plan. These significant concerns include:

•	SED's losses of $1.1 million in fiscal 2007 and $18.6 million since the beginning of fiscal 2003 in the United States geographic region;

•
SED's increased reliance on its credit facility, under which, since 2003, the Company's borrowings increased by 91% (versus a decline in sales by 1.1%) and the Company's debt to capital ratio increased from 31.6% to 52.5%; and

•	SED's failure to comply with the Fixed Charge Coverage Ratio covenant of its Wachovia loan agreement.

It is increasingly clear to us that the Board is unwilling to address our concerns and that the Board needs "new blood" to reinvigorate SED.

Furthermore, such disregard for shareholder concerns is indicative of what we believe to be an underlying problem at SED; a Board that seemingly has little, if any, interest in holding management accountable or acting in the best interests of its shareholders, the true owners of the Company. This attitude is reflected in the following actions taken by the Board and management:

•
The Board's authorization of a grant of 500,000 shares of Restricted Stock – 13% of the pre-grant shares of Common Stock outstanding – to members of management, under the Company's 2007 Restricted Stock Plan;

•	The mishandling and waste of SED's resources relating to ongoing and unnecessary legal proceedings;

•	The failure to publicly communicate a long-term strategic plan for the Company; and

•	The failure to publicly communicate a succession plan for key management positions.

Such indifference to shareholder concerns, in combination with ineffective management of SED's business, has in our opinion resulted in a serious undervaluation of the Company's Common Stock, which currently trades at 31% of book value. This is in stark contrast to the 1.4x or 140% of book value disclosed in a fairness opinion commissioned by the Board (the "Fairness Opinion") as the median price to book multiple for a group of "Comparable Public Companies."

As further illustration of SED's current undervaluation, we note that Ingram Micro Inc. ("Ingram Micro"), a company previously cited by management as being comparable to the Company, posted a North American operating margin of 1.58% for the fiscal year ended December 31, 2007. Assuming that SED had produced a United States operating margin that was half of that of Ingram Micro's North American operating margin the company would have produced net profit of $2.6 million and net profit per diluted share of $0.46 in 2007. Furthermore, if the Company had not experienced a significant deterioration in balance sheet strength over the past 4 years, but instead the debt to capital ratio had remained constant, net profit per diluted share would have been $0.70 in fiscal 2007. The Fairness Opinion indicates that the median price/earning multiple for a group of "Comparable Public Companies" was 13.4x last twelve months earnings. Either of these methods shows clearly that SED common stock, now trading at $1.48 is woefully undervalued.

As significant shareholders of SED, our primary interest is to encourage management and the Board to take immediate steps to enhance shareholder value. It is clear to us that this Board needs "new blood" to reinvigorate the Company. Since our concerns have fallen on deaf ears, we urge the Board to immediately commence discussions with us to appoint two independent shareholder representatives to the Board. We remind you as members of the Board of your respective fiduciary obligations to take actions that are in the best interests of shareholders. We will not hesitate to hold you personally liable for any failure to fully and faithfully discharge such obligations. We reserve the right to take any and all actions that we deem appropriate if discussions are not immediately commenced and thereafter two independent shareholder representatives are appointed to the Board. We hope such action will be unnecessary

Sincerely,

/s/ Samuel A. Kidston

Samuel A. Kidston
Managing Member,
North & Webster LLC, the GP of the
North & Webster Value Opportunities Fund, LP